Ex NSAR Item 77C: Submission of matters to a vote of security holders

PDT

Shareholder meeting

The fund held its Annual Meeting of Shareholders on February 18, 2014. The following proposal was considered by the shareholders:

Proposal: Election of four (4) Trustees to serve for a three-year term ending at the 2017 Annual Meeting of Shareholders. Each Trustee was re-elected by the fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	Votes For	Votes Withheld
Independent Trustees
William H. Cunningham	39,987,364.402	1,029,104.104
Grace K. Fey	40,071,444.791	945,023.715
Hassell H. McClellan	40,217,578.210	798,890.296
Gregory A. Russo	40,189,340.007	827,128.499

Trustees whose term of office continued after the Annual Meeting of Shareholders because they were not up for election are: Charles L. Bardelis, Craig Bromley, Peter S. Burgess, Theron S. Hoffman, Deborah C. Jackson, James M. Oates, Steven R. Pruchansky and Warren A. Thomson.